EXHIBIT 99.12

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this annual report on Form F-40 and to the Registration Statements on Form S-8 (SEC File No.: 333-195120) and Form F-3 (SEC File Nos.: 333--226963 and 252081) of our report dated March 16, 2022, relating to the consolidated financial statements of Avino Silver & Gold Mines Ltd. as of December 31, 2021 and for the year ended December 31, 2021.

/s/ Manning Elliott LLP
Manning Elliott LLP

Vancouver, Canada March 31, 2023